SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               ----------------

                               (Amendment No. ___)

                                  Carson, Inc.
------------------------------------------------------------------------------

                                (Name of Issuer)

                Class A Common Stock, par value $.01 per share
------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                  145845-10-3
------------------------------------------------------------------------------

                                 (CUSIP number)

                                 Robert H. Stone
                            M & A Investments, Inc.
                           NII Health Care Corporation
                    5910 North Central Expressway, Suite 1780
                               Dallas, Texas 75206
                                 (214) 365-7453
------------------------------------------------------------------------------

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 January 7, 1998
------------------------------------------------------------------------------

            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

      Note: Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


     CUSIP No. 145845-10-3                               Page 2 of 12
------------------------------                  --------------------------------




       1        NAME OF REPORTING PERSON/S.S. or I.R.S. IDENTIFICATION NO. OF
                ABOVE PERSON:                            M & A Investments, Inc.
                                                           Tax Id No. 75-2521295

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [  ]
                                                                       (b)  [X]

       3        SEC USE ONLY

       4        SOURCE OF FUNDS:                                             WC

       5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) or 2(e)                                        [__]
       6        CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware


NUMBER OF
                       7     SOLE VOTING POWER:                               0
SHARES
BENEFICIALLY
                       8     SHARED VOTING POWER:                             0
OWNED BY
EACH
                       9     SOLE DISPOSITIVE POWER:                          0
REPORTING
PERSON WITH
                      10     SHARED DISPOSITIVE POWER:                        0

------------------ --------- ---------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON:                                               1,323,107

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                             [__]

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       8.81%

      14        TYPE OF REPORTING PERSON:                                    CO

=============== ================================================================

                                  SCHEDULE 13D


     CUSIP No. 145845-10-3                               Page 3 of 12
------------------------------                  --------------------------------

       1        NAME OF REPORTING PERSON/S.S. or I.R.S. IDENTIFICATION NO. OF
                ABOVE PERSON:                        NII Health Care Corporation
                                                           Tax Id No. 75-2521298

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [  ]
                                                                       (b)  [X]

       3        SEC USE ONLY

       4        SOURCE OF FUNDS:                                             WC

       5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) or 2(e)                                       [__]
       6        CITIZENSHIP OR PLACE OF ORGANIZATION:                  Delaware


NUMBER OF
                       7     SOLE VOTING POWER:                         372,000
SHARES
BENEFICIALLY
                       8     SHARED VOTING POWER:                             0
OWNED BY
EACH
                       9     SOLE DISPOSITIVE POWER:                    372,000
REPORTING
PERSON WITH
                      10     SHARED DISPOSITIVE POWER:                        0

------------------ --------- ---------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON:                                                 372,000
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                             [__]

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       2.48%

      14        TYPE OF REPORTING PERSON:                                    CO

=============== ================================================================

                                  SCHEDULE 13D


     CUSIP No. 145845-10-3                               Page 4 of 12
------------------------------                  --------------------------------

Item 1.     Security and Issuer

      This statement relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Carson, Inc. ("Carson"), a corporation organized under the laws of the State of Delaware with its principal executive offices at 64 Ross Road, Savannah Industrial Park, Savannah, Georgia 31405.

Item 2.     Identity and Background

      (a) This statement is filed by M & A Investments, Inc., a Delaware corporation ("M&A"), and NII Health Care Corporation, a Delaware corporation ("NIIHCC"; collectively, the "Reporting Persons").

      (b) 5910 North Central Expressway, Suite 1780, Dallas, Texas 75206.

      (c) The Reporting Persons are both wholly-owned subsidiaries of Avatex Corporation, a Delaware corporation ("Avatex"). The business address of Avatex is 5910 North Central Expressway, Suite 1780, Dallas, Texas 75206. The Reporting Persons were each formed by Avatex as a vehicle through which to make investments. Avatex is a holding company that, through its subsidiaries, owns interests in hotels and office buildings, and also owns interests in other corporations and partnerships. Through Phar-Mor, Inc., its 39.7% owned subsidiary, Avatex is involved in operating a chain of over 100 discount retail drugstores devoted to the sale of prescription and over-the-counter drugs, health and beauty aids and other general merchandise. Attached as Schedule I hereto and incorporated herein by reference is a list of the directors and executive officers of Avatex. Schedule I also sets forth the business address and principal occupation or employment of each individual listed therein.

      (d) - (e) During the past five years, neither of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f) All of the individuals listed on Schedule I hereto are citizens of the United States.

                                  SCHEDULE 13D


     CUSIP No. 145845-10-3                               Page 5 of 12
------------------------------                  --------------------------------


Item 3.     Source and Amount of Funds or Other Consideration

      M&A paid $3,000,000 for an approximate 14% limited partnership interest in DNL Partners, Limited Partnership (the "Partnership"). See Item 5 below. The source of such funds was general corporate funds of M&A. The source of the funds used to purchase the Common Stock beneficially owned by NIIHCC was general corporate funds of NIIHCC.

Item 4.     Purpose of Transaction

      The Reporting Persons acquired their interests in the Common Stock for investment purposes. From time to time, the Reporting Persons will evaluate their position and may determine to acquire additional shares of Common Stock of Carson (subject to the availability of shares at prices deemed favorable and other factors) or dispose of shares of the Common Stock of Carson, at any time and from time to time. Except as stated above, the Reporting Persons have not formulated any plans or proposals of the type referred to in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.     Interest in Securities of the Issuer

      (a) M&A. As set forth in the Schedule 13G filed jointly by M&A and NIIHCC, prior to the date on which Carson became a reporting company under the Securities Exchange Act of 1934, M&A acquired an approximate 14% limited partnership interest in the Partnership. According to the Schedule 13G, as amended, filed by the Partnership, the Partnership beneficially owns 5,798,700 shares of Common Stock of Carson (exclusive of 818,640 shares that are deemed to be beneficially owned because of a Voting Trust Agreement). The 5,798,700 shares of Class A Common Stock beneficially owned by the Partnership represent shares that the Partnership has a right to acquire, at its option, at any time, upon the conversion in accordance with its terms of 5,798,700 shares of Class C Common Stock, par value $.01 per share, of Carson. Pursuant to a written letter agreement, as amended, between M&A and DNL Group, L.L.C. ("DNL"), the general partner of the Partnership, M&A may request that DNL cause the distribution to M&A of Common Stock in an amount representing the constructive interest in Carson then held by M&A through its interest in the Partnership.

      The number of shares of Common Stock that may be deemed to be beneficially owned by M&A through its interest in the Partnership is subject to adjustment as follows. Under the Partnership's Amended and Restated Agreement of Limited Partnership, a preferred return (the "Preferred Return") may be made to the Partnership's partners, including M&A, in an amount equal to 20% per year on the partner's adjusted capital contribution. In addition, DNL has agreed

                                  SCHEDULE 13D


     CUSIP No. 145845-10-3                               Page 6 of 12
------------------------------                  --------------------------------


to assign to M&A 11.53% of DNL's general partnership interest in the Partnership (the "Assignment"), after payment of all Preferred Returns; provided, however, that M&A remains only a limited partner in the Partnership. Accordingly, the number of shares of Common Stock that may be deemed to be beneficially owned by M&A through its interest in the Partnership may fluctuate depending on the market price per share of Common Stock and the accrual of the Preferred Return.

      Because the number of shares of Common Stock that may be deemed to be beneficially owned by M&A constantly changes, the following calculations are based on calculations included in the Schedule 13G filed jointly by M&A and NIIHCC as of December 31, 1997. Assuming a per share market value of $6.6875 as of December 31, 1997, M&A may be deemed to beneficially own as of December 31, 1997 a total of approximately 1,323,107 shares of Common Stock, composed of (i) 448,598.13 shares of Common Stock attributable to M&A's original investment in the Partnership, (ii) 212,869.03 shares of Common Stock attributable to M&A's Preferred Return on such investment, (iii) 472,418.19 shares of Common Stock attributable to the increase in value of such investment, and (iv) 189,221.18 shares of Common Stock attributable to the Assignment.

     NIIHCC. As of the close of business on January 7, 1998, NIIHCC beneficially owns 372,000 shares of Class A Common Stock.

      As previously indicated, the Reporting Persons are each wholly-owned subsidiaries of Avatex. Abbey J. Butler and Melvyn J. Estrin are Co-Chief Executive Officers, Co-Chairman of the Board of Directors and shareholders of Avatex, and are Co-Chief Executive Officers and Co-Chairman of the Board of Directors of each of the Reporting Persons. Messrs. Butler and Estrin are also members of the Board of Directors of Carson and, in such capacity, receive options to purchase Common Stock of Carson. Avatex and the Reporting Persons hereby disclaim beneficial ownership of shares of Common Stock beneficially owned by Messrs. Butler and Estrin in their capacity as directors of Carson.

      Based on a total of 15,020,862 shares of Class A, Class B and Class C Common Stock outstanding, as set forth in Carson's Form 10-Q dated as of October 19, 1997, (i) as of December 31, 1997, M&A may be deemed to beneficially own approximately 8.81% of outstanding Common Stock and (ii) as of January 7, 1998, NIIHCC may be deemed to beneficially own approximately 2.48% of outstanding Common Stock.

      (b) Prior to distribution of the Common Stock owned by the Partnership, M&A does not have the power to vote or to direct the vote of any shares beneficially owned by M&A described in subsection (a) of this Item 5 and, except as described therein, does not have the power to dispose or to direct the disposition of such shares. Upon such distribution, M&A would have

                                  SCHEDULE 13D


     CUSIP No. 145845-10-3                               Page 7 of 12
------------------------------                  --------------------------------


sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, such shares. NIIHCC has sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, all shares beneficially owned by NIIHCC described in subsection (a) of this Item 5

      (c) No transaction in the Common Stock was effected during the past sixty days by M&A. The transactions in the Common Stock effected during the past sixty days by NIIHCC are reflected on Exhibit A hereto. All such transactions were open market purchases of Common Stock.

      (d) Prior to the distribution of the Common Stock owned by the Partnership, the Partnership has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by M&A.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Prior to the distribution of the Common Stock owned by the Partnership, under the Partnership's Amended and Restated Agreement of Limited Partnership, the Partnership is the record owner, for voting purposes and otherwise, of the Common Stock that may be deemed to be beneficially owned by M&A. Pursuant to a written letter agreement, as amended, between M&A and DNL, the general partner of the Partnership, M&A may request that DNL cause the distribution to M&A of Common Stock in an amount representing the constructive interest in Carson then held by M&A through its interest in the Partnership.


Item 7.     Materials to be Filed as Exhibits

      Exhibit A   Transactions by NII Health Care Corporation in the Securities
                  of Carson, Inc. Within the Sixty Day Period Ended January 7,
                  1998

      Exhibit B   Supplementary Agreement Dated August 18, 1995, between M & A
                  Investments, Inc. and DNL Group, L.L.C.

      Exhibit C   Amendment to Supplementary Agreement Dated October 3, 1996,
                  between M & A Investments, Inc. and DNL Group, L.L.C.

                                  SCHEDULE 13D


     CUSIP No. 145845-10-3                               Page 8 of 12
------------------------------                  --------------------------------




                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: January 8, 1997


                                    M & A INVESTMENTS, INC.

                                            /s/  Grady E. Schleier
                                    By:   ------------------------------
                                          Grady E. Schleier
                                          Vice President



                                    NII HEALTH CARE CORPORATION

                                            /s/  Robert H. Stone
                                    By:   ------------------------------
                                          Robert H. Stone
                                          Vice President

                                  SCHEDULE 13D


     CUSIP No. 145845-10-3                               Page 9 of 12
------------------------------                  --------------------------------


                                   SCHEDULE I
            DIRECTORS AND EXECUTIVE OFFICERS OF AVATEX CORPORATION

      The following information is provided for the directors and executive officers of Avatex Corporation ("Avatex") listed below: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and the address of any corporation or other organization in which such employment is conducted.

(a) Abbey J. Butler, Co-Chairman of the Board and Co-Chief Executive Officer of Avatex;
(b) 5910 North Central Expressway, Suite 1780, Dallas, Texas 75206 ("Avatex Address");
(c) Co-Chairman of the Board and Co-Chief Executive Officer of Avatex; Avatex Address.

(a) Melvyn J. Estrin, Co-Chairman of the Board and Co-Chief Executive Officer of Avatex;
(b)   Avatex Address;
(c) Co-chairman of the Board and Co-Chief Executive Officer of Avatex; Avatex Address.

(a)   Hyman H. Frankel, Director of Avatex;
(b)   Avatex Address;
(c) Executive Officer of Human Service Group, Inc. and University Research Corporation; 7200 Wisconsin Avenue, Bethesda, Maryland 20814-4811.

(a)   Fred S. Katz, Director of Avatex;
(b)   Avatex Address;
(c) President of First Taconic Capital Corporation; 99 Park Avenue, Suite 2230, New York, New York 10016.

(a)   William A. Lemer, Director of Avatex;
(b)   Avatex Address;
(c) President of Bethesda Avenue Photo, Inc. and Pentagon Concourse Photo, Inc.; 4823 Bethesda Avenue, Bethesda, Maryland 20814.

(a)   Charles C. Pecarro, Director of Avatex;
(b)   Avatex Address;
(c) Chief Financial Officer of Human Service Group, Inc. and University Research Corporation; 7200 Wisconsin Avenue, Bethesda, Maryland 20814-4811.

(a)   John L. Wineapple, Director of Avatex;
(b)   Avatex Address;

                                  SCHEDULE 13D


     CUSIP No. 145845-10-3                               Page 10 of 12
------------------------------                  --------------------------------


(c) Principal of First Taconic Capitol Corporation; 99 Park Avenue, Suite 2230, New York, New York 10016.

(a) Edward L. Massman, Senior Vice President and Chief Financial Officer of Avatex;
(b)   Avatex Address;
(c)   Senior Vice President and Chief Financial Officer of Avatex; Avatex
      Address.

(a)   John G. Murray, Vice President -- Finance of Avatex;
(b)   Avatex Address;
(c)   Vice President -- Finance of Avatex; Avatex Address.

(a)   Scott E. Peterson, Vice President - Finance and Controller of Avatex;
(b)   Avatex Address;
(c)   Vice President - Finance and Controller of Avatex; Avatex Address.

(a)   Grady E. Schleier, Vice President and Treasurer of Avatex;
(b)   Avatex Address;
(c)   Vice President and Treasurer of Avatex; Avatex Address.

(a)   Robert H. Stone, Vice President, General Counsel and Secretary of Avatex;
(b)   Avatex Address;
(c)   Vice President and General Counsel of Avatex; Avatex Address.

                                  SCHEDULE 13D


     CUSIP No. 145845-10-3                               Page 11 of 12
------------------------------                  --------------------------------


                                  EXHIBIT INDEX

Exhibit
Number                        Exhibit

     A Transactions by NII Health Care Corporation in the Securities of Carson, Inc. Within the Sixty Day Period Ended January 7, 1998

     B Supplementary Agreement Dated August 18, 1995, between M & A Investments, Inc. and DNL Group, L.L.C.

     C Amendment to Supplementary Agreement Dated October 3, 1996, between M & A Investments, Inc. and DNL Group, L.L.C.